# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Summit Midstream Corp, CIK 0002024218
CUSIP: 86614G101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 901 Louisiana Street, Suite 4200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 08/26/2025
Filed by CIK 0002045908
Persons authorized to receive notices and communications: Brian Blakeman, c/o Connect Midstream, LLC, 2021 McKinney Ave, Suite 1250, Dallas, Texas (TX), 75201, (214) 269-8753

## Reporting persons
- Connect Midstream, LLC (CIK 0002045908): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,644,627; sole dispositive power 0; shared dispositive power 6,644,627; aggregate amount beneficially owned 6,644,627 (35.4% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of common stock of the Issuer ("Common Stock") issuable in respect of an equivalent number of common units ("Common Units") of the Partnership (as defined below) and class B common stock of the Issuer ("Class B Shares") beneficially owned by the Reporting Persons and (ii) 120,160 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 18,766,331 shares of Common Stock outstanding based upon (i) 12,241,864 Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.
- Tailwater Energy Fund III LP (CIK 0001710146): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,644,627; sole dispositive power 0; shared dispositive power 6,644,627; aggregate amount beneficially owned 6,644,627 (35.4% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units of the Partnership (as defined below) and Class B Shares beneficially owned by the Reporting Persons and (ii) 120,160 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 18,766,331 shares of Common Stock outstanding based upon (i) 12,241,864 Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.
- Tailwater Capital LLC (CIK 0001615830): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,644,627; sole dispositive power 0; shared dispositive power 6,644,627; aggregate amount beneficially owned 6,644,627 (35.4% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units of the Partnership (as defined below) and Class B Shares beneficially owned by the Reporting Persons and (ii) 120,160 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 18,766,331 shares of Common Stock outstanding based upon (i) 12,241,864 Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.
- Jason H. Downie (CIK 0001351303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,644,627; sole dispositive power 0; shared dispositive power 6,644,627; aggregate amount beneficially owned 6,644,627 (35.4% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units of the Partnership (as defined below) and Class B Shares beneficially owned by the Reporting Persons and (ii) 120,160 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 18,766,331 shares of Common Stock outstanding based upon (i) 12,241,864 Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.
- Edward Herring (CIK 0001483120): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,644,627; sole dispositive power 0; shared dispositive power 6,644,627; aggregate amount beneficially owned 6,644,627 (35.4% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units of the Partnership (as defined below) and Class B Shares beneficially owned by the Reporting Persons and (ii) 120,160 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 18,766,331 shares of Common Stock outstanding based upon (i) 12,241,864 Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Summit Midstream Corp
Address of issuer's principal executive offices: 901 Louisiana Street, Suite 4200, Houston, Texas (TX), 77002
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the Statement on Schedule 13D (as amended, the "Schedule 13D") initially filed on December 3, 2024 with the Securities and Exchange Commission and relates to the Common Stock of Summit Midstream Corporation (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to include the following at the end thereof:

The purchases disclosed in Item 5(c) of this Amendment No. 1 were financed with working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows eleven and thirteen on the cover pages of this Amendment No. 1 is incorporated by reference into this Item 5(a).

The reported securities represent (i) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons and (ii) 120,160 shares of Common Stock directly held by Connect Midstream, which represents 35.4% of the shares of Common Stock outstanding as of the date hereof. Such percentage is calculated assuming 18,766,331 shares of Common Stock outstanding based upon (i) 12,241,864 Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

In this regard, Connect Midstream is the direct holder of (i) 6,524,467 Common Units which are convertible into an equivalent number of shares of Common Stock and the direct holder of (ii) 120,160 shares of Common Stock. Connect Midstream is also the direct holder of 6,524,467 Class B Shares, which do not represent an economic interest in the Issuer but provide holders of Common Units with voting rights. Upon conversion of Common Units into shares of Common Stock, an equivalent number of Class B Shares are forfeited for no consideration. Tailwater Energy is the sole member of Connect Midstream. TW GP EF-III LP is the general partner of Tailwater Energy. TW GP EF-III GP, LLC is the general partner of TW GP EF-III LP. Tailwater Capital LLC is the sole member of TW GP EF-III GP, LLC. Jason H. Downie and Edward Herring are both Managing Partners of Tailwater Capital. As a result of these relationships, each of the foregoing may be deemed to beneficially own the reported securities, provided that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons or any of the foregoing that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows seven through ten on the cover pages of this Amendment No. 1 and the information set forth in Item 5(a) of this Amendment No. 1 are each incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Connect Midstream purchased shares of Common Stock on the public market within the prior 60 days as follows:

Date Purchase/(Sale) Amount of Shares Average Price Low Price High Price

8/26/25 Purchase 72,759 $20.46 $19.87 $20.87
8/27/25 Purchase 47,401 $20.50 $20.35 $20.82

The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price within the ranges set forth above.

Except for the foregoing or as otherwise set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

## Signatures
- Connect Midstream, LLC: /s/ Jason H. Downie, Jason H. Downie/Director (08/28/2025)
- Tailwater Energy Fund III LP: /s/ Jason H. Downie, Jason H. Downie/Managing Partner (08/28/2025)
- Tailwater Capital LLC: /s/ Jason H. Downie, Jason H. Downie/Managing Partner (08/28/2025)
- Jason H. Downie: /s/ Jason H. Downie, Jason H. Downie (08/28/2025)
- Edward Herring: /s/ Edward Herring, Edward Herring (08/28/2025)
Comment: Tailwater Energy Fund III LP is the sole member of Connect Midstream, LLC. TW GP EF-III LP is the general partner of Tailwater Energy Fund III LP. TW GP EF-III GP, LLC is the general partner of TW GP EF-III LP. Tailwater Capital LLC is the sole member of TW GP EF-III GP, LLC. Jason H. Downie and Edward Herring are each a Managing Partner of Tailwater Capital LLC.